SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

International Seaways, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

Y41053102*
(CUSIP Number)
Cyrus Capital Partners, L.P. 399 Park Avenue, 39th Floor New York, New York 10022 (212) 380-5800
Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Common Stock has no CUSIP number. The CINS number for the Common Stock is Y41053102.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y41053102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,003,576
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,003,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,003,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.73%
14	TYPE OF REPORTING PERSON PN/IA

CUSIP No. Y41053102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,003,576
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,003,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,003,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.73%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Y41053102	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Stephen C. Freidheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,003,576
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,003,576
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,003,576
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y41053102	SCHEDULE 13D	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value per share (the "Shares"), of International Seaways, Inc., a Marshall Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 600 Third Avenue, 39th Floor, New York, New York 10016.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Cyrus Capital Partners, L.P. ("CCP"), a Delaware limited partnership, and the advisor to Cyrus Opportunities Master Fund II, Ltd., CRS Master Fund, L.P., Crescent 1, L.P., Cyrus Select Opportunities Master Fund, Ltd. and Canary SC Master Fund, L.P. (collectively, the "Cyrus Funds") who holds all discretion over the investment activities of the Cyrus Funds, with respect to the Shares directly held by the Cyrus Funds;

(ii) Cyrus Capital Partners GP, L.L.C. ("CCP GP"), a Delaware limited liability company and the general partner of CCP, with respect to the Shares directly held by the Cyrus Funds; and

(iii) Stephen C. Freidheim, a United States citizen and the principal of CCP GP, the general partner of CCP, and the investment manager to the Cyrus Funds, with respect to the Shares directly held by the Cyrus Funds.

The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Act of 1934, as amended, or otherwise.

(b)	The address of the business office of each of the Reporting Persons is 339 Park Avenue, 39th Floor, New York, New York 10022

(c)	The principal business of:

(i) CCP is to serve as advisor with sole discretion over the investment activities of the Cyrus Funds;

(ii) CCP GP is to serve as the general partner of CCP and other private funds for which CCP serves as advisor; and

(iii) Stephen C. Freidheim is to serve as the principal of CCP GP.

CUSIP No. Y41053102	SCHEDULE 13D	Page 6 of 9 Pages

(d) & (e)	During the last five years, no Reporting Person has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) CCP is a Delaware limited partnership. (ii) CCP GP is a Delaware limited liability company. (iii) Stephen C. Freidheim is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons became the beneficial owner of the Shares reported herein as a result of the Spin-Off (as defined in Item 4 below). Each holder of OSG (as defined in Item 4 below) Class A common stock ("OSG Common Stock") received on November 30, 2016 0.3333 Shares for every one share of OSG Common Stock held on November 18, 2016, the record date for the Spin-Off. Each holder of OSG Class A warrants ("OSG Warrants") received on November 30, 2016 0.3333 Shares for every one share of OSG Common Stock they would have received if they exercised their OSG Warrants immediately prior to the Spin-Off (or approximately 0.06332 Shares per OSG Warrant). The Cyrus Funds held an aggregate of 9,380,189 shares of OSG Common Stock and 13,851,382 OSG Warrants with respect to which OSG distributed an aggregate of 4,003,576 Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

On October 21, 2016, the board of directors of Overseas Shipholding Group, Inc., a Marshall Islands corporation ("OSG") approved the spin-off of the Issuer (the "Spin-Off"), which was a subsidiary of OSG prior to the Spin-Off. he Reporting Person acquired the Shares in a Spin-Off.

Joseph Kronsberg, a Portfolio Analyst at CCP ("Mr. Kronsberg") serves as a director on the board of directors of OSG. In addition, as disclosed in the press release issued by the Issuer on November 9, 2016, Mr. Kronsberg was appointed to the board of directors of the Issuer effective November 30, 2016.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person's investment in the Shares, including, without limitation, the corporate governance, dividend policy, board composition, business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without

CUSIP No. Y41053102	SCHEDULE 13D	Page 7 of 9 Pages

limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the Issuer’s board of directors, purchasing additional Shares or selling some or all of their Shares or any other derivative securities, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and the percentage of the Shares beneficially owned by the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 29,157,387 Shares as of December 2, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on December 5, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 4, the Reporting Persons have not effected any transaction in the Shares within the past sixty days.

(d)	No person other than the Reporting Persons and the Cyrus Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Shares held by the Cyrus Funds.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. Y41053102	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim

CUSIP No. Y41053102	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 9, 2016

Cyrus Capital Partners, L.P.

By:	/s/ Thomas Stamatelos
Name:	Thomas Stamatelos
Title:	Authorized Signatory

Cyrus Capital Partners GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

/s/ Stephen C. Freidheim
Stephen C. Freidheim